March 14, 2014

VIA EDGAR CORRESPONDENCE

Larry L. Greene

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Amendment No. 2 to Registration Statement on Form N-2

Filed March 12, 2014

File No. 333-193986

Dear Mr. Greene:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that we received in telephone conversations with the Staff on March 12 and March 13, 2014 with respect to the above referenced Amendment No. 2 to Registration Statement on Form N-2 filed on March 12, 2014 (the “Registration Statement”).

For your convenience, the Staff’s comments are set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

General

1. The cover page of the Registration Statement includes disclosure that the Company believes most investments not currently rated by a rating agency would likely receive a rating of below investment grade (that is, below BBB- or Baa3). Please add the language “which is often referred to as ‘junk’” to the parenthetical.

Larry L. Greene

Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 34 and 59.

2. Please consider adding, if applicable, disclosure to the cover of the prospectus relating to the Company’s debt investments having a significant portion of principal due at the maturity of the investment, which would result in a substantial loss to the Company if the borrowers were unable to refinance or repay the debt at maturity.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and page 35.

3. Please consider adding, if applicable, disclosure to the cover of the prospectus to the effect that the Company’s debt investments have variable interest rates that reset periodically based on interest rate benchmarks, and, as a result, significant increases in such interest rate benchmarks in the future would make it more difficult for the borrowers to service their obligations under the debt investments that the Company holds.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover.

4. Please revise the disclosure regarding the sales load to present it throughout the Registration Statement as 6.0% (i.e., including the 0.50% of sales load that is payable in the sole discretion of the Company), rather than presenting the sales load as 5.5%, together with an additional possible discretionary sales load of 0.50%.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 13, 15, 19, 21, 49, 52, 53, 54, 74, 149 and 159.

5. We note the disclosure in footnote 3 to the “Portfolio Companies” section on page 102 that states that variable rate loans bear interest at rates that may be determined by reference to either LIBOR or an alternate base rate, at the borrower’s option. Please provide further detail as to the specific LIBOR rates and alternate base rates in the variable rate loans.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102.

Financial Statements

6. Please add disclosure to Note 1 of the Financial Statements regarding the Company’s filing of the Registration Statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-14.

7. Please add the following language to Note 8 of the Financial Statements: “These unfunded commitments will no longer remain in effect following the completion of an IPO.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-31.

*    *    *    *    *

Larry L. Greene

Securities and Exchange Commission

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286.

Very truly yours,

/s/ Adam E. Fleisher

Adam E. Fleisher

Enclosure

cc:	Jennifer R. Porter

Securities and Exchange Commission

David Stiepleman

Jennifer Mello

TPG Specialty Lending, Inc.

Michael A. Gerstenzang

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP

Stuart H. Gelfond

Paul D. Tropp

Fried, Frank, Harris, Shriver & Jacobson LLP